Filed Pursuant to Rule 424(b)(2)
Registration No. 333-208009

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
3.750% notes due 2021	$300,000,000	99.779%	$299,337,000	$34,693.16

(1)	Calculated in accordance with Rule 456(b) and Rule 457(r) under the Securities Act of 1933.

Prospectus Supplement

November 29, 2016

(To Prospectus dated November 13, 2015)

$300,000,000

Avnet, Inc.

3.750% Notes due 2021

Avnet, Inc. (“Avnet”) is offering $300.0 million aggregate principal amount of 3.750% Notes due 2021 (the “notes”). Avnet will pay interest on the notes on June 1 and December 1 of each year, commencing on June 1, 2017. Interest on the notes will be subject to adjustment upon the occurrence of the events described under “Description of the Notes—Interest Rate Adjustment.”

Avnet may redeem some or all of the notes at any time prior to November 1, 2021, at the “make-whole” redemption price set forth under “Description of the Notes—Optional Redemption” in this prospectus supplement, plus accrued and unpaid interest, if any, to the redemption date. From or after November 1, 2021, Avnet may, at its option, redeem all or any part of the notes by paying a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon. If Avnet experiences a change of control triggering event, Avnet may be required to purchase the notes from holders at a price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date as described under “Description of the Notes—Change of Control” in this prospectus supplement.

The notes will be Avnet’s senior unsecured obligations and will rank equally with Avnet’s other existing and future senior unsecured indebtedness. The notes will be subordinated to Avnet’s current and future secured indebtedness to the extent of the value of the assets securing such debt.

See “Risk Factors” beginning on page S-10 of this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended July 2, 2016, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016, each incorporated herein by reference, to read about risks you should consider before investing in the notes.

The notes will not be listed on any securities exchange. There is currently no market for the notes.

	Price to Public	Underwriting Discount	Proceeds (Before Expenses) to Avnet (1)
Per note	99.779%	0.600%	99.179%
Total	$299,337,000	$1,800,000	$297,537,000

(1)	Plus accrued interest from December 2, 2016, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect that delivery of the notes in book-entry form will be made through the facilities of The Depository Trust Company (“DTC”) and its participants, including Euroclear Bank S.A./N.V., as the operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), against payment in New York, New York on or about December 2, 2016.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan
MUFG

Senior Co-Managers

Scotiabank	BNP PARIBAS	Mizuho Securities	US Bancorp

Co-Managers

HSBC	PNC Capital Markets LLC	SMBC Nikko	Wells Fargo Securities

PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part is the prospectus, which gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and any written communication from us specifying the final terms of the offering. Neither Avnet nor the underwriters have authorized anyone to provide you with information that is different, and we take no responsibility for any other information that others may give you. To the extent the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on information in this prospectus supplement. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and any written communication from us specifying the final terms of the offering, is only accurate as of the date of the applicable document.

References in this prospectus supplement and the accompanying prospectus to “we,” “us,” “our,” the “Company” and “Avnet” are to Avnet, Inc. and its consolidated subsidiaries, unless otherwise specified or unless the context otherwise requires.

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BASIS OF PRESENTATION

Fiscal Years

Avnet operates on a “52/53” week fiscal year. Fiscal 2017 contains 52 weeks compared to 53 weeks in fiscal 2016. As a result, the first quarter of fiscal 2017 contained 13 weeks, while the first quarter of fiscal 2016 contained 14 weeks. Each of fiscal 2015, fiscal 2014, fiscal 2013 and fiscal 2012 contained 52 weeks.

Discontinued Operations

As explained in “Summary—Recent Developments” below, Avnet announced on September 19, 2016, that it had entered into an agreement to sell its Technology Solutions operating group to Tech Data Corporation (“Tech Data”). Accordingly, Avnet separately reported the results of operations and cash flows of its Technology Solutions operating group as a discontinued operation in the consolidated statements of operations and consolidated statements of cash flows and presented the related assets and liabilities as held for sale in the consolidated balance sheets in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016, which is incorporated herein by reference. The results of operations for the fiscal quarters ended October 1, 2016, and October 3, 2015, and the consolidated balance sheet data as of October 1, 2016, and July 2, 2016, throughout this prospectus supplement reflect this discontinued operations presentation. See Note 3, “Discontinued Operations,” to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016, for more information. Historical financial data for all other periods and dates included or incorporated by reference in this prospectus supplement and the accompanying prospectus have not been recast to reflect the planned disposition of the Technology Solutions operating group and accordingly, are not comparable to the quarterly consolidated financial statement information for the fiscal quarters ended October 1, 2016, and October 3, 2015, incorporated by reference in this prospectus supplement or any future consolidated financial results of Avnet.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the financial condition, results of operations and business of Avnet. These statements are based on management’s current expectations and are subject to uncertainties and changes in factual circumstances. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. You can find many of these statements by looking for words like “believes,” “plans,” “expects,” “anticipates,” “should,” “will,” “may,” “estimates” or similar expressions in this prospectus supplement and the accompanying prospectus or in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

The forward-looking statements are subject to numerous assumptions, risks and uncertainties. You should not place undue reliance on forward-looking statements, each of which speaks only as of the date on which such statement is made. Except as required by law, Avnet does not assume any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made. The following factors and the “Risk Factors” beginning on page S-10 of this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended July 2, 2016, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016, each incorporated herein by reference, as well as other potential risks and uncertainties that are discussed in our reports and documents filed with the Securities and Exchange Commission (the “SEC”), could affect Avnet’s future results, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

•	the effect of global economic conditions, including the current global economic uncertainty;

•	competitive pressures among distributors of electronic components and computer products;

•	an industry downturn in semiconductors, IT, hardware or software products;

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•	relationships with key suppliers and allocations of products by suppliers;

•	risks relating to Avnet’s international sales and operations, including risks relating to the ability to repatriate cash, foreign currency fluctuations, duties and taxes, and compliance with international and U.S. laws;

•	risks relating to acquisitions and investments;

•	adverse effects on Avnet’s supply chain, shipping costs, third-party service providers, customers and suppliers, including as a result of issues caused by natural and weather-related disasters;

•	risks related to cyber attacks and Avnet’s information systems;

•	risks relating to attracting, retaining, training, motivating and developing key employees;

•	general economic and business conditions (domestic and foreign) affecting Avnet’s financial performance and, indirectly, Avnet’s credit ratings, debt covenant compliance, and liquidity and access to financing; and

•	legislative or regulatory changes affecting Avnet’s businesses.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are a part of a registration statement on Form S-3, which Avnet filed with the SEC under the Securities Act on November 13, 2015. Avnet refers you to this registration statement for further information concerning Avnet and this offering.

Avnet files annual, quarterly and special reports, proxy statements and other information with the SEC (File No. 1-4224). These filings contain important information which does not appear in this prospectus supplement or the accompanying prospectus. For further information about Avnet, you may obtain these filings over the Internet at the SEC’s website at http://www.sec.gov. Avnet also posts these filings on its web site at www.avnet.com. Information contained on our website is not intended to be incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider that information a part of this prospectus supplement or the accompanying prospectus. Our website address is included in this prospectus supplement as an inactive textual reference only. You may also read and copy these filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 800-732-0330.

INCORPORATION BY REFERENCE

The SEC allows Avnet to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that Avnet can disclose important information to you by referring you to other documents which Avnet has filed or will file with the SEC. Avnet is incorporating by reference in this prospectus supplement and the accompanying prospectus (excluding information “furnished” pursuant to Item 2.02 or Item 7.01, or corresponding information furnished under Item 9.01 or included as an exhibit, on any current report on Form 8-K):

•	Avnet’s Annual Report on Form 10-K for the fiscal year ended July 2, 2016;

•	Avnet’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016; and

•	Avnet’s Current Reports on Form 8-K filed on July 11, 2016, July 28, 2016, August 19, 2016, September 7, 2016, September 15, 2016, September 20, 2016, October 19, 2016, October 24, 2016 and November 10, 2016.

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All documents that Avnet files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information “furnished” pursuant to Item 2.02 or Item 7.01, or corresponding information furnished under Item 9.01 or included as an exhibit, on any current report on Form 8-K), after the date of this prospectus supplement and before the termination of this offering of securities will be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and to be a part of it from the filing date of such documents. Certain statements in or portions of a future document incorporated by reference in this prospectus supplement and the accompanying prospectus may update and replace statements in and portions of this prospectus supplement, the accompanying prospectus or the above listed documents. Nothing in this prospectus supplement and the accompanying prospectus will be deemed to incorporate information furnished but not filed with the SEC.

Avnet will provide you, without charge, upon your written or oral request, a copy of the indenture relating to the notes offered hereby, and any of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, other than exhibits to such documents that are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Corporate Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (telephone (480) 643-2000).

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SUMMARY

The following summary contains information about Avnet and this offering. It does not contain all of the information that may be important to you in making a decision to purchase the notes. For a more comprehensive understanding of Avnet and this offering, Avnet urges you to read this entire prospectus supplement and the accompanying prospectus carefully, including the documents incorporated by reference herein, and Avnet’s consolidated financial statements and related notes contained in such documents.

Avnet, Inc.

Avnet is a global value-added distributor of electronic components, enterprise computer, networking and storage products and software, IT solutions and services and embedded subsystems. Avnet creates a vital link in the technology supply chain that connects the world’s leading electronic component and computer product manufacturers and software developers with a global customer base of original equipment manufacturers, electronic manufacturing services providers, original design manufacturers, systems integrators, independent software vendors and value-added resellers. Avnet distributes electronic components, computer products and software, as received from its suppliers or through a customized solution, and it offers assembly and other value-added services.

Avnet’s common stock is quoted on the New York Stock Exchange under the symbol “AVT.”

Avnet’s principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034. Avnet’s main telephone number is (480) 643-2000.

Recent Developments

On September 19, 2016, Avnet announced that it had entered into an Interest Purchase Agreement (the “Purchase Agreement”) with Tech Data, pursuant to which Avnet will sell its Technology Solutions operating group to Tech Data for $2.6 billion consisting of $2.4 billion in cash and 2,785,402 shares of Tech Data’s common stock. In connection with the transactions contemplated by the Purchase Agreement, Avnet will undertake an internal reorganization (the “Reorganization”) to transfer the Technology Solutions operating group to certain newly formed Avnet subsidiaries, the equity of which will be sold to Tech Data at closing. The consummation of the transactions contemplated by the Purchase Agreement is subject to certain conditions, including without limitation (i) the absence of any law or injunction enacted, issued, promulgated, enforced or entered by any governmental authority preventing the consummation of the transactions contemplated by the Purchase Agreement or the agreement relating to the Reorganization among Avnet, one of its newly formed subsidiaries and Tech Data (the “Reorganization Agreement”); (ii) receipt of applicable antitrust approvals; and (iii) the completion of the Reorganization in accordance with the Reorganization Agreement.

On October 17, 2016, Avnet announced that it had completed its acquisition of Premier Farnell plc, a public limited company organized under English law (“Premier Farnell,” and such acquisition, the “Acquisition”), in exchange for £1.85 per share in cash, which equated to an equity value of approximately £691 million. Avnet financed the acquisition using cash on hand, borrowings under its senior unsecured revolving credit facility and borrowings by two of its subsidiaries under a senior unsecured term loan credit facility.

The Offering

The following summary contains basic information about the notes. It does not contain all the information that may be important to you. For a more complete understanding of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	Avnet, Inc., a New York corporation.

Notes Offered	$300.0 million in aggregate principal amount of 3.750% Notes due 2021.

Maturity	December 1, 2021.

Interest	Interest on the notes will accrue from the date of their original issuance at the annual rate of 3.750% per year, subject to adjustment as described below, and will be payable in cash semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2017.

Interest Rate Adjustment	The interest rate payable on the notes will be subject to adjustment from time to time if the credit rating assigned to the notes is downgraded (or downgraded and subsequently upgraded), as described under “Description of the Notes—Interest Rate Adjustment.”

Ranking	The notes will be Avnet’s senior unsecured obligations and will rank equally in right of payment with all of Avnet’s other existing and future senior unsecured indebtedness. The notes will be subordinated to Avnet’s current and future secured indebtedness, including borrowings under Avnet’s accounts receivable securitization program. At October 29, 2016, Avnet had $760.0 million in secured indebtedness outstanding under its securitization program and $2,055.2 million of unsecured senior indebtedness outstanding, including indebtedness incurred under its senior unsecured revolving credit facility. The subsidiary debt to which the notes would be subordinated totaled $659.6 million at October 29, 2016, excluding $231.2 million in outstanding indebtedness of Premier Farnell that Avnet assumed in connection with the Acquisition, which Avnet intends to repay or redeem using the net proceeds of this offering. The notes will not be guaranteed by any of Avnet’s subsidiaries.

Optional Redemption	Avnet may, at its option, redeem some or all of the notes at any time, or from time to time, prior to November 1, 2021 (one month prior to maturity), at the “make-whole” redemption price described under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date. From or after November 1, 2021, Avnet may, at its option, redeem all or any part of the notes by paying a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon.

Change of Control	If a Change of Control Triggering Event (as defined herein) occurs, each holder will have the right to require Avnet to repurchase all or any part ($2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes at a redemption price equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the repurchase date. See “Description of the Notes—Change of Control.”

Covenants	The indenture governing the notes contains covenants for the benefit of noteholders. These covenants restrict our ability to:

•	incur certain secured debt;

•	enter into sale and lease-back transactions; or

•	consolidate, merge or sell or transfer all or substantially all of our assets.

These covenants are, however, subject to significant exceptions. See “Description of the Notes—Covenants.”

Further Issuances	We may create and issue additional notes of the series of notes offered hereby ranking equally and ratably in all respects with the notes, so that the additional notes would be consolidated with, and would have the same terms as, the notes, including with respect to voting and redemptions. However, any such additional notes that are not fungible with the notes offered hereby for U.S. federal income tax purposes will have a separate CUSIP, ISIN and/or other identifying number, if applicable, than the notes offered hereby.

Use of Proceeds	Avnet expects to use the net proceeds of this offering for the repayment or redemption of Premier Farnell’s 5.24% Guaranteed Senior Notes due July 2, 2017, 4.36% Guaranteed Senior Notes, Series A, due November 15, 2018, 4.83% Guaranteed Senior Notes, Series B, due November 15, 2021, and 4.01% Guaranteed Senior Notes, Series A, due September 17, 2024, of which $215.0 million in aggregate principal amount is currently outstanding, plus accrued and unpaid interest thereon and any premium related thereto. Avnet expects to use any remaining net proceeds to repay certain amounts borrowed either under its and its subsidiaries’ senior unsecured revolving and term loan credit facilities to finance the Acquisition, or under its accounts receivable securitization program.

See “Use of Proceeds” on page S-14.

Form, Denomination and Registration	The notes will be issued in fully registered form in minimum denominations of $2,000 principal amount and multiples of $1,000 in excess thereof. The notes initially will be represented by a global note, deposited with the trustee under the indenture governing the notes as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee.

Beneficial interests in the global note will be shown on, and any transfers thereof will be effected only through, records maintained by DTC and its participants. See “Description of the Notes—Depositary, Global Notes.”

Governing Law	State of New York.

Listing	The notes will not be listed on any securities exchange.

Trustee	Wells Fargo Bank, National Association.

Risks	Investing in the notes involves risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended July 2, 2016, and our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016, each incorporated herein by reference.

Summary Financial Information and Other Data

The summary consolidated financial information and other data below is derived from the consolidated financial statements of Avnet. You should read those financial statements, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the fiscal year ended July 2, 2016, and our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016. In addition, this summary financial information should be read in conjunction with the footnotes below as there are various special items recorded in certain periods presented. Our historical financial results are likely not indicative of our expected results in future periods. For additional information, see “Basis of Presentation.”

The quarterly consolidated statement of operations data below reflect the results of operations of our Technology Solutions operating group as a discontinued operation. Our consolidated statement of operations data for the fiscal years ended July 2, 2016, June 27, 2015, and June 28, 2014, have not been recast to reflect the planned disposition of this operating group. Accordingly, the consolidated statement of operations data for these fiscal years are not comparable to the consolidated statement of operations data for the fiscal quarters ended October 1, 2016, and October 3, 2015.

	Fiscal Quarter Ended
	October 1, 2016	October 3, 2015
	(Unaudited)
	(In millions)
Statement of Operations Data:
Sales	$4,173.4	$4,600.8
Cost of sales	3,647.9	4,037.5

Gross profit	525.5	563.3
Selling, general and administrative expenses	365.0	380.8
Restructuring, integration and other expenses (1)	29.5	12.5

Operating income	131.0	170.0
Other income (expense), net	(13.7)	0.8
Interest expense	(27.2)	(22.0)

Income from continuing operations before income taxes	90.0	148.8
Income tax expense	21.4	37.8

Income from continuing operations	68.6	111.0
Income from discontinued operations, net of income taxes (2)	0.2	19.3

Net income	$68.8	$130.3

	Fiscal Years Ended
	July 2, 2016	June 27, 2015 (3)	June 28, 2014 (3)
	(In millions)
Statement of Operations Data:
Sales	$26,219.3	$27,924.7	$27,499.7
Cost of sales	23,181.8	24,731.5	24,273.9

Gross profit	3,037.5	3,193.1	3,225.7
Selling, general and administrative expenses	2,170.5	2,274.6	2,341.2
Restructuring, integration and other expenses (4)	79.3	90.8	94.6

Operating income	787.7	827.7	789.9
Other income (expense), net	(18.1)	(19.0)	(6.1)
Interest expense	(99.1)	(95.7)	(104.8)
Gain on legal settlement (5)	—	—	22.1

Income before income taxes	670.5	713.0	701.1

Income tax expense	164.0	141.1	155.5

Net income	506.5	$571.9	$545.6

(1)	Represents restructuring, integration and other expenses from continuing operations of $29.5 million pre-tax and $20.2 million after tax for the fiscal quarter ended October 1, 2016, and $12.5 million pre-tax and $8.1 million after tax for the fiscal quarter ended October 3, 2015. Restructuring, integration and other expenses from discontinued operations were $3.0 million and $9.1 million after tax for the fiscal quarters ended October 1, 2016, and October 3, 2015, respectively.

During the first quarter of fiscal 2017, Avnet took certain actions in an effort to reduce future operating expenses, including actions related to the Avnet Advantage initiative, which is focused on creating operational efficiencies. In addition, Avnet incurred integration, acquisition/divestiture and other costs primarily related to (i) the reduction, or planned reduction, of employees in senior management, operations, sales and business support functions, (ii) integration activities associated with acquired businesses and certain global and regional businesses in connection with the planned divestiture of the Technology Solutions operating group and (iii) the settlement of lawsuits associated with operations of a previously acquired business.

During the first quarter of fiscal 2016, Avnet’s restructuring, integration and other expenses were associated with efforts to reduce future operating expenses, including the continuation of restructuring activities started in the fourth quarter of fiscal 2015, and the integration of certain global and regional businesses and the closure or divestiture of certain businesses.

(2)	Income from discontinued operations is net of income tax expense of $21.3 million (including $17.0 million related to the establishment of a deferred tax liability related to the planned disposition of the Technology Solutions operating group) and $9.4 million for the fiscal quarters ended October 1, 2016, and October 3, 2015, respectively.
(3)	Does not foot due to rounding.
(4)	During fiscal 2016, Avnet incurred restructuring, integration and other expenses totaling $79.3 million pre-tax and $52.3 million after tax and included (i) severance costs related to the reduction, or planned reduction, of certain employees, primarily in operations, sales and business support functions in connection with cost reduction actions, (ii) integration activities primarily associated with acquired businesses and certain global and regional businesses, (iii) estimated environmental remediation obligations related to previously divested operations and (iv) legal costs for lawsuits associated with operations of a previously acquired business.

During fiscal 2015, Avnet incurred restructuring, integration and other expenses totaling $90.8 million pre-tax and $65.9 million after tax related to (i) restructuring activities for certain regional and global businesses to better align such operations, products and services with the known and anticipated demands of Avnet’s suppliers and customers and (ii) integration activities primarily associated with acquired businesses and certain global and regional businesses.

During fiscal 2014, Avnet incurred restructuring, integration and other expenses totaling $94.6 million pre-tax and $70.8 million after tax related to various restructuring actions intended to achieve planned synergies from acquired businesses and to reduce future operating expenses.

(5)	During fiscal 2014, Avnet recognized a gain on legal settlement of $22.1 million pre-tax and $13.5 million after tax related to award payments from the settlement of a class action proceeding against certain manufacturers of LCD flat panel displays.

The following table sets forth Adjusted Continuing EBITDA of the business that will continue to be part of Avnet following the closing of the sale of the Technology Solutions operating group for the fiscal quarters ended October 1, 2016, and October 3, 2015, and for the fiscal year ended July 2, 2016. This information is unaudited and is not necessarily indicative of our future results following the sale of the Technology Solutions operating group.

	Fiscal Quarter Ended		Fiscal Year Ended
	October 1, 2016 (7)	October 3, 2015 (7)	July 2, 2016
		(Unaudited)
		(In millions)

Adjusted Continuing EBITDA (6)	$182.6	$202.0	$709.6

(6)	Adjusted Continuing EBITDA is a performance measure that is not presented in accordance with generally accepted accounting principles in the United States of America and presents our adjusted earnings from continuing operations before certain expenses that management believes may obscure our normal operating results or are non-cash in nature, such as amortization of acquired intangible assets and restructuring, integration and other expenses. In light of the planned disposition of the Technology Solutions operating group, management believes that presentation of Adjusted Continuing EBITDA for the periods above is useful to help investors better assess and understand the core performance of Avnet’s ongoing business. Any analysis of results on a non-GAAP basis should be used only as a complement to, and in conjunction with, results presented in accordance with GAAP. See “GAAP Reconciliation” below for a reconciliation of operating income to Adjusted Continuing EBITDA.
(7)	Our financial results for the fiscal quarters ended October 1, 2016 and October 3, 2015, reflect the transfer of a portion of the embedded computing solutions business from our Technology Solutions operating group to our Electronics Marketing operating group. The effect of these operations on our financial results for the fiscal quarters ended October 1, 2016, and October 1, 2015, and for our fiscal year ended July 2, 2016, were not material.

The consolidated balance sheet data as of October 1, 2016, and July 2, 2016, include assets and liabilities from continuing operations as well as the assets and liabilities of the Technology Solutions operating group, which are classified as assets held for sale and liabilities held for sale. Our consolidated balance sheet data as of June 27, 2015, and June 28, 2014, have not been recast to reflect the planned disposition of this operating group. Accordingly, the consolidated balance sheet data as of June 27, 2015, and June 28, 2014, are not comparable to the balance sheet data as of October 1, 2016, and July 2, 2016.

	October 1, 2016	July 2, 2016
	(Unaudited)
	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$1,196.5	$1,031.5
Assets held for sale	3,131.6	2,498.0
Working capital (8)	4,587.1	3,341.8
Non-current assets held for sale	—	899.1
Total assets	11,046.1	11,239.8
Total debt	2,707.6	2,491.8
Liabilities held for sale	1,452.9	1,778.3
Non-current liabilities held for sale	—	43.8
Total liabilities	6,257.1	6,548.5
Shareholders’ equity	4,789.0	4,691.3

	June 27, 2015	June 28, 2014
	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$932.6	$929.0
Working capital (8)	4,369.8	3,975.4
Total assets	10,800.0	11,250.7
Total debt	1,977.6	2,074.0
Total liabilities	6,114.9	6,360.5
Shareholders’ equity	4,685.0	4,890.2

(8)	Working capital as of October 1, 2016, and July 2, 2016, is defined as current assets not held for sale less current liabilities not held for sale. Working capital as of June 27, 2015, and June 28, 2014, is defined as current assets less current liabilities.

GAAP Reconciliation

The table below provides a reconciliation of our reported operating income to Adjusted Continuing EBITDA for the periods presented.

	Fiscal Quarter Ended		Fiscal Year Ended
	October 1, 2016 (9)	October 3, 2015 (9)	July 2, 2016
		(Unaudited)
		(In millions)
Operating income (10)	$131.0	$170.0	$787.7
Amortization of intangible assets and other expenses	2.4	2.8	28.6
Depreciation expense	19.7	16.7	98.4
Restructuring, integration and other expenses	29.5	12.5	79.3
Less discontinued operations			(284.4)
Adjusted Continuing EBITDA	$182.6	$202.0	$709.6

(9)	Reconciling items for the fiscal quarters ended October 1, 2016, and October 3, 2015, represent expenses from continuing operations.
(10)	Operating income for the fiscal quarters ended October 1, 2016, and October 3, 2015, does not include earnings from the Technology Solutions operating group as those earnings were classified as discontinued operations. Operating income for the fiscal year ended July 2, 2016, includes the results of our Technology Solutions operating group. For additional information, see “Basis of Presentation.”

RISK FACTORS

An investment in the notes involves risks. You should carefully consider the following risk factors relating to the offering of the notes, including the information under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended July 2, 2016, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016, before making an investment in the notes. You also should carefully consider any other discussion of risks or uncertainties contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” in this prospectus supplement. Avnet’s actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus supplement. Additional risks and uncertainties not currently known to Avnet or that Avnet currently believes are immaterial also may have a material adverse effect on its business, financial condition or results of operations, or could adversely affect the value of the notes offered by this prospectus supplement.

Avnet’s secured debt has claims with respect to the secured assets that will be structurally senior to those of the notes.

The indenture contains a covenant that restricts the incurrence of certain secured debt, although that restriction is subject to significant exceptions. Avnet’s other debt instruments permit Avnet and its subsidiaries to incur a substantial amount of indebtedness that can be secured by Avnet’s assets. At October 29, 2016, Avnet had $760.0 million in consolidated secured debt outstanding under its accounts receivable securitization program. Under the securitization program, Avnet may sell on an ongoing basis most of its domestic trade accounts receivables to a bankruptcy remote subsidiary, which, in turn, sells a portion of these receivables to a bank conduit. The designated pool of receivables provides security or collateral for borrowings under the securitization program. The indenture governing the notes does not restrict Avnet’s ability to securitize its receivables.

Avnet’s existing secured debt, and any secured debt it issues in the future, will be structurally senior to the notes to the extent of the value of the assets securing such debt. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, Avnet’s pledged assets would be available to satisfy obligations of the secured debt before any payment could be made on the notes. To the extent that these assets cannot satisfy in full Avnet’s secured debt, the holders of such secured debt would have a claim for any shortfall that would rank equally in right of payment with the notes. In that event, Avnet may not have sufficient assets remaining to pay amounts due on any or all of the notes.

The claims of creditors of Avnet’s subsidiaries are structurally senior to the claims of Avnet’s equity interests in its subsidiaries.

Avnet’s equity interest in its subsidiaries is subordinate to any debt and other liabilities and commitments, including trade payables and lease obligations, of Avnet’s subsidiaries, whether or not secured. The notes will not be guaranteed by Avnet’s subsidiaries, and Avnet may not have direct access to the assets of its subsidiaries unless these assets are transferred by dividend or otherwise to Avnet. The subsidiary debt to which the notes would be subordinated totaled $659.6 million at October 29, 2016, excluding $231.2 million in outstanding indebtedness of Premier Farnell that Avnet assumed in connection with the Acquisition, which Avnet intends to repay or redeem using the net proceeds of this offering. Most of Avnet’s subsidiary debt, including the borrowings under the senior unsecured term loan credit facility but excluding the recently acquired Premier Farnell indebtedness, is guaranteed by Avnet. Under Avnet’s senior unsecured credit facilities, Avnet’s subsidiaries are limited to maximum borrowings of $500.0 million at any one time outstanding, in addition to subsidiary borrowings under the senior unsecured term loan facility to finance the Acquisition and Premier Farnell indebtedness assumed by Avnet in connection with the Acquisition. The ability of the subsidiaries to pay dividends or otherwise transfer assets to Avnet is subject to various restrictions under applicable law. Avnet’s right to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization is subordinated to the claim of that subsidiary’s creditors. As noteholders’ claims to the assets of Avnet’s subsidiaries are derivative of Avnet’s equity claims in its subsidiaries, the claims of Avnet’s subsidiaries’ creditors are structurally senior to any claims of the noteholders to any assets of Avnet’s subsidiaries and any subsidiaries that Avnet may in the future acquire or establish.

An active trading market may not develop for the notes.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. The underwriters have advised Avnet that they presently intend to make a market in the notes as permitted by applicable law. However, the underwriters are not obligated to make a market in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in the financial performance or prospects of Avnet and companies in Avnet’s industry generally. As a result, Avnet cannot assure you that an active trading market will develop or be maintained for the notes, in which case the market price and liquidity of the notes may be adversely affected.

The indenture does not restrict the amount of additional debt that Avnet may incur.

The notes and the indenture governing the notes do not limit the amount of unsecured debt that may be incurred by Avnet, permit Avnet to incur secured debt under specified circumstances and permit Avnet’s subsidiaries to incur debt, whether secured or unsecured, without restriction. The incurrence of additional debt by Avnet or any of its subsidiaries may have important consequences for noteholders, including making it more difficult for Avnet to satisfy its obligations with respect to the notes, a loss in the market value of the notes and a risk that the credit rating of the notes is lowered or withdrawn.

The indenture and the notes provide only limited protection against significant corporate events that could adversely affect noteholders’ investments in the notes.

Although the indenture and the notes contain terms intended to provide protection to holders of notes upon the occurrence of certain events involving significant corporate transactions and Avnet’s creditworthiness, these terms are limited and may not be sufficient to protect such holders’ investment in the notes. As described under “Description of the Notes—Change of Control,” upon the occurrence of a Change of Control Triggering Event (as defined herein), each holder of notes will have the right to require Avnet to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. However, the definition of the term “Change of Control Triggering Event” is limited and does not cover a variety of transactions (such as acquisitions by Avnet, recapitalizations or asset sales not constituting the disposition of “all or substantially all” of Avnet’s assets) that could negatively affect the value of the notes. As a result, holders of notes should be aware that the terms of the indenture and the notes do not restrict Avnet’s ability to engage in, or to otherwise be a party to, various corporate transactions, circumstances and events that could adversely affect such holders’ investment in the notes.

Avnet may be unable to purchase the notes upon a change of control.

Upon the occurrence of a Change of Control Triggering Event, each holder of notes will have the right to require Avnet to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If Avnet experiences a Change of Control Triggering Event, there can be no assurance that Avnet would have sufficient financial resources available to satisfy its obligations to repurchase the notes. Avnet’s failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for Avnet and the holders of the notes. See “Description of the Notes—Change of Control.”

Noteholders may not be able to determine when a “Change of Control” has occurred giving rise to the right to have their notes repurchased by Avnet following a sale of “all or substantially all” of Avnet’s assets.

The “Change of Control” definition applicable to the notes as described under “Description of the Notes—Change of Control” includes a clause relating to the sale, conveyance, transfer or lease of “all or substantially all” of Avnet’s assets and the assets of Avnet’s subsidiaries taken as a whole. Although there is a limited body of case law interpreting the term “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, a noteholder’s ability to require Avnet to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all or substantially all of the assets of Avnet and its subsidiaries, taken as a whole, to another person may be uncertain in some circumstances.

RATIO OF EARNINGS TO FIXED CHARGES

The following tables set forth our ratio of earnings to fixed charges for the periods presented. Because our consolidated results of operations for the fiscal quarter ended October 1, 2016, reflect as discontinued operations the results of operations of our Technology Solutions operating group, the ratio of earnings to fixed charges for that period is not comparable to the ratio of earnings to fixed charges for the last five fiscal years. See “Basis of Presentation” for additional information.

Fiscal Quarter Ended October 1, 2016 (1)(2)
(Unaudited) 3.7x

Fiscal Year Ended (3)
July 2, 2016 (4)	June 27, 2015 (5)	June 28, 2014 (6)	June 29, 2013 (7)	June 30, 2012 (8)
6.3x	6.6x	6.1x	5.0x	7.5x

(1)	For purposes of this ratio, earnings are based on income from continuing operations before income taxes, adjusted for fixed charges. Fixed charges include amounts from continuing operations, and consist of interest on indebtedness, including amortization of debt expenses, and the interest component of rent expense.
(2)	Includes the impact of restructuring, integration and other expenses from continuing operations of $29.5 million pre-tax.
(3)	For purposes of this ratio, earnings are based on income before income taxes, adjusted for fixed charges. Fixed charges consist of interest on indebtedness, including amortization of debt expenses, and the interest component of rent expense.
(4)	Includes the impact of restructuring, integration and other expenses of $79.3 million pre-tax.
(5)	Includes the impact of restructuring, integration and other expenses of $90.8 million pre-tax.
(6)	Includes the impact of restructuring, integration and other expenses of $94.6 million pre-tax and a gain on legal settlement of $22.1 million pre-tax.
(7)	Includes the impact of restructuring, integration and other expenses of $149.5 million pre-tax and a gain on bargain purchase or other of $31.0 million pre-tax.
(8)	Includes the impact of restructuring, integration and other charges of $73.6 million pre-tax.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $297.5 million, after deducting the underwriting discount but before deducting other transaction expenses payable by Avnet. Avnet expects to use the net proceeds of this offering for the repayment or redemption of Premier Farnell’s 5.24% Guaranteed Senior Notes due July 2, 2017, 4.36% Guaranteed Senior Notes, Series A, due November 15, 2018, 4.83% Guaranteed Senior Notes, Series B, due November 15, 2021, and 4.01% Guaranteed Senior Notes, Series A, due September 17, 2024, of which $215.0 million in aggregate principal amount is currently outstanding, plus accrued and unpaid interest thereon and any premium related thereto. Avnet expects to use any remaining net proceeds to repay certain amounts borrowed under either its and its subsidiaries’ senior unsecured revolving and term loan credit facilities to finance the Acquisition, or under its accounts receivable securitization program. At October 29, 2016, there were $855.2 million of borrowings outstanding under the senior unsecured revolving credit facility, with a weighted average interest rate of 1.96%, $522.3 million (€479.0 million) of borrowings outstanding under the senior unsecured term loan credit facility, with an interest rate of 1.38% and $760.0 million of borrowings outstanding under the securitization program, with an interest rate of 1.20%. The senior unsecured revolving credit facility expires on July 9, 2019, the outstanding term loans mature on October 25, 2019, and the securitization program expires on August 19, 2018.

Affiliates of the underwriters have commitments under Avnet’s and its subsidiaries’ senior unsecured credit facilities and under Avnet’s accounts receivable securitization program. Accordingly, they may receive a portion of the net proceeds from this offering through the repayment of borrowings under these senior unsecured credit facilities and/or the accounts receivable securitization program. See “Underwriting” in this prospectus supplement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 1, 2016, on:

•	a historical basis;

•	an as adjusted basis to reflect the incurrence and assumption of $927.6 million of indebtedness in connection with the Acquisition; and

•	an as further adjusted basis to give effect to the expected application of the net proceeds of this offering before deducting transaction expenses other than the underwriting discount.

The historical information in the table is derived from, and you should read the information below in conjunction with, Avnet’s historical financial statements and the accompanying notes thereto incorporated by reference in this prospectus supplement. The tables should also be read together with “Basis of Presentation” and “Use of Proceeds” in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Avnet’s Annual Report on Form 10-K for the fiscal year ended July 2, 2016, and in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2016, each incorporated by reference herein. The information below is not expected to reflect our cash and cash equivalents and capitalization following the planned sale of our Technology Solutions operating group to Tech Data.

	As of October 1, 2016
	Historical	As Adjusted to Reflect Acquisition Indebtedness	As Further Adjusted for this Offering
		(Unaudited)
		(In thousands)

Cash and cash equivalents	$1,196,545	$1,196,545	$1,196,545

Short-term debt (1)	$98,017	$114,217	$114,217
Long-term debt (1)	2,609,617	3,521,017	3,223,480
3.750% Notes due 2021 offered hereby	—	—	300,000

Total debt	2,707,634	3,635,234	3,637,697
Shareholders’ equity	4,789,026	4,789,026	4,789,026

Total capitalization (2)	$7,496,660	$8,424,260	$8,426,723

(1)	Short-term debt and long-term debt exclude debt issuance costs and unamortized discounts.
(2)	Total capitalization consists of short-term debt, long-term debt and shareholders’ equity.

DESCRIPTION OF THE NOTES

The notes will be issued as a series of debt securities under an indenture dated as of June 22, 2010, between us and Wells Fargo Bank, National Association, as trustee. The following description of notes is a summary of material provisions of the notes and the indenture, but does not include all the provisions of the notes and the indenture. We urge you to read the indenture because it fully defines the rights of holders of the notes. You may obtain a copy of the indenture without charge. See “Incorporation by Reference” in this prospectus supplement. Capitalized terms used but not otherwise defined in this section have the meanings assigned to them in the indenture.

The terms of the notes include those set forth in the notes, those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and investors are referred to the indenture and the Trust Indenture Act of 1939, as amended, for a statement thereof.

When we refer to “Avnet,” “Avnet, Inc.,” “us,” “we,” or “our” in this “Description of the Notes” section of this prospectus supplement, we refer only to Avnet, Inc., a New York corporation, and not its subsidiaries.

General

The notes will initially be limited to $300.0 million aggregate principal amount. We may create and issue additional notes of the series of notes offered hereby from time to time without the consent of the then holders of the notes. Any additional notes will be consolidated with, and treated as part of the same series of notes as, the initial notes for all purposes under the indenture, including with respect to voting and redemptions. However, any such additional notes that are not fungible with the notes offered hereby for U.S. federal income tax purposes will have a separate CUSIP, ISIN and/or other identifying number, if applicable, than the notes offered hereby.

The notes will mature on December 1, 2021.

The notes will be issued in registered form only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will be our senior unsecured obligations and will rank equally with our other existing and future senior unsecured indebtedness. The notes will be subordinated to Avnet’s current and future secured indebtedness, including borrowings under Avnet’s accounts receivable securitization program. At October 29, 2016, Avnet had $760.0 million in secured indebtedness outstanding under its securitization program and $2,055.2 million of unsecured senior indebtedness outstanding. In addition, the notes will not be guaranteed by any of our subsidiaries and so will be subordinated to the debt of these subsidiaries with respect to Avnet’s equity interests in the assets of these subsidiaries. The subsidiary debt to which the notes would be subordinated totaled $659.6 million at October 29, 2016, excluding $231.2 million in outstanding indebtedness of Premier Farnell that Avnet assumed in connection with the Acquisition, which Avnet intends to repay or redeem using the net proceeds of this offering. Substantially all of the debt of our subsidiaries has been incurred by Avnet’s foreign subsidiaries.

The notes will not have the benefit of any sinking fund.

Interest

The notes will bear interest from December 2, 2016, at the annual rate set forth on the cover page of this prospectus supplement, subject to adjustment as described below under “—Interest Rate Adjustment.” Interest will be payable semi-annually on June 1 and December 1 of each year, beginning on June 1, 2017, to the persons in whose names the notes are registered in the security register at the close of business on the May 15 and November 15 prior to the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Payment, Exchange and Transfer

Payment of principal of, and premium, if any, and interest on, the notes will be payable, and the exchange of and the transfer of notes will be registrable, at the office of the trustee or at any other office or agency maintained by us for that purpose subject to the limitations of the indenture. We will not require a service charge for any registration of transfer or exchange of the notes, but may require payment of a sum sufficient to cover any tax or other governmental charge.

Optional Redemption

We may redeem the notes, in whole or in part, at our option, at any time and from time to time prior to maturity on at least 30 days’, but not more than 60 days’, prior notice mailed to the registered address of each holder of the notes. Prior to the Par Call Date (as defined below), the redemption price will be equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the Treasury Rate (as defined below) plus 30 basis points;

plus, in each case, accrued and unpaid interest, if any, on the notes to the redemption date.

At any time on or after the Par Call Date, we may redeem all or any part of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon.

The principal amount of any note remaining outstanding after redemption in part must be $2,000 or an integral multiple of $1,000 in excess thereof.

For purposes of the optional redemption of the notes, the following definitions will be applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that the notes mature on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Par Call Date” means November 1, 2021 (one month prior to maturity).

“Reference Treasury Dealer” means J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers in New York City (each, a “Primary Treasury Dealer”)) and a Primary Treasury Dealer selected by MUFG Securities Americas Inc. and their respective successors and two other Primary Treasury Dealers as may be selected from time to time by us. If any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date prior to the Par Call Date, the average, as determined by us, of the bid and ask prices for the

Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on the note that would be due after the related redemption date therefor if such note matured on the Par Call Date. If that redemption date is not an interest payment date with respect to a note, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued on the note to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolation (on a day count basis) of the interpolated Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

In the event that we choose to redeem less than all of the notes, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate, in accordance with DTC’s applicable procedures.

The notice of redemption that relates to any note that is redeemed in part only will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as we have deposited with the paying agent funds in satisfaction of the redemption price.

We may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the indenture.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described under “—Optional Redemption,” noteholders will have the right to require us to repurchase all or any part of their notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In a Change of Control Offer, we will offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the repurchase date (the “Change of Control Payment”) (subject to the right of holders of record on the relevant record date to receive interest due on the interest payment date). The principal amount of a note remaining outstanding after a repurchase in part must be $2,000 or an integral multiple of $1,000 in excess thereof.

Within 30 days following the date upon which the Change of Control Triggering Event has occurred or, at our option, prior to any Change of Control, but after the public announcement of the transaction that may or will constitute a Change of Control, except to the extent that we have exercised our right to redeem the notes as described above, we will cause a notice to be mailed to you with a copy to the trustee describing the transaction or transactions that may or will constitute a Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days, but no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered pursuant to the applicable Change of Control Offer; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer. In the event that such third party terminates or defaults on its offer, we will be required to make a Change of Control Offer treating the date of such termination or default as though it were the date of the Change of Control Triggering Event.

For purposes of the Change of Control Offer provisions of the notes, the following definitions will be applicable:

“Below Investment Grade Rating Event” means the rating on the notes is lowered by each of the Rating Agencies and the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period (the “Trigger Period”) commencing on the date 60 days prior to the first public announcement by us of any Change of Control or pending Change of Control and ending 60 days following the consummation of such Change of Control (which Trigger Period will be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and of our subsidiaries’ properties or assets taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the beneficial owner (as defined in Rule 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock measured by voting power rather than number of shares;

(4) we consolidate with, or merge with or into any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock (measured by voting power rather than number of shares) of the surviving person immediately after giving effect to such transaction; or

(5) the first day on which a majority of the members of our board of directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of the board of directors on the original issuance date of the notes or (2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of Avnet’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent rating from any replacement Rating Agency or Rating Agencies.

“Moody’s” means Moody’s Investors Service, Inc. and any of its successors.

“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement rating agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any of its successors.

The “Change of Control” definition includes a clause relating to the sale, lease transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the term “substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person may be uncertain in some circumstances.

Interest Rate Adjustment

The interest rate payable on the notes will be subject to adjustments from time to time if either Moody’s or S&P (each as defined under “—Change of Control”) or, if applicable, any “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement for Moody’s or S&P, as the case may be, (each, a “Substitute Rating Agency”), downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes, in the manner described below. Each of Moody’s, S&P and any Substitute Rating Agency is an “Interest Rate Rating Agency”, and together they are “Interest Rate Rating Agencies”.

If the rating assigned by Moody’s (or, if applicable, any Substitute Rating Agency) of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase such that it will equal the interest rate payable on the notes on the date of their initial issuance plus the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—S&P Rating Percentage”):

Moody’s Rating* Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If the rating assigned by S&P (or, if applicable, any Substitute Rating Agency) of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase such that it will equal the interest rate payable on the notes on the date of their initial issuance plus the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—Moody’s Rating Percentage”):

S&P Rating* Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the notes has been increased and any of the Interest Rate Rating Agencies subsequently upgrades its rating of the notes, the interest rate on the notes will be decreased such that the interest rate for the notes equals the interest rate payable on the notes on the date of their initial issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the upgrade in rating. If Moody’s (or any Substitute Rating Agency) subsequently upgrades its rating of the notes to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher, and S&P (or any Substitute Rating Agency) upgrades its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the notes will be decreased to the interest rate payable on the notes on the date of their initial issuance (and if one such upgrade occurs and the other does not, the interest rate on the notes will be decreased so that it does not reflect any increase attributable to the upgrading Interest Rate Rating Agency). In addition, the interest rates on the notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent downgrade in the ratings by any of the Interest Rate Rating Agencies) if the notes become rated Baa1 and BBB+ (or, in either case, the equivalent thereof, in the case of a Substitute Rating Agency) or higher by Moody’s and S&P (or, in either case, any Substitute Rating Agency), respectively (or one of these ratings if the notes are only rated by one rating agency).

Each adjustment required by any downgrade or upgrade in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, any Substitute Rating Agency), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate on the notes be reduced to below the interest rate payable on the notes on the date of their initial issuance or (2) the total increase in the interest rate on the notes exceed 2.00% above the interest rate payable on the notes on the date of their initial issuance.

No adjustments in the interest rate of the notes shall be made solely as a result of an Interest Rate Rating Agency ceasing to provide a rating on the notes. If at any time less than two Interest Rate Rating Agencies provide a rating of the notes for reasons beyond our control, we will use our commercially reasonable efforts to obtain a rating of the notes from a Substitute Rating Agency, if one exists, in which case, for purposes of determining any increase or decrease in the interest rate on the notes pursuant to the tables above (a) such Substitute Rating Agency will be substituted for the last Interest Rate Rating Agency to provide a rating of the notes but which has since ceased to provide such rating, (b) the relative rating scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes on the date of their initial issuance plus the appropriate percentage, if any, set forth opposite the deemed equivalent rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other Interest Rate Rating Agency).

For so long as only one Interest Rate Rating Agency provides a rating of the notes, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the Interest Rate Rating Agency providing the rating shall be twice the applicable percentage set forth in the applicable table above. For so long as no Interest Rate Rating Agency provides a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their initial issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period commencing after the date on which a rating change occurs that requires an adjustment in the interest rate. If any Interest Rate Rating Agency changes its rating of the notes more than once prior to any particular interest payment date, the last change by such agency prior to such interest payment date will control for purposes of any interest rate increase or decrease with respect to the notes described above relating to such rating agency’s action. If the interest rate payable on the notes is increased as described above, the term “interest,” as used with respect to the notes, will be deemed to include any such additional interest unless the context otherwise requires.

Covenants

The notes will provide that we will be subject to the following covenants for the benefit of the notes.

Restriction on Secured Debt

Avnet covenants in the notes, for the benefit of the noteholders, that if Avnet or any Restricted Subsidiary after the original issuance date of the notes incurs or guarantees any loans, notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (“Certain Debt”) secured by a mortgage, pledge or lien (“Mortgage”) on any Principal Property of Avnet or any Restricted Subsidiary, or on any share of capital stock or Certain Debt of a Restricted Subsidiary, Avnet will secure or cause such Restricted Subsidiary to secure the notes equally and ratably with (or, at Avnet’s option, before) such secured Certain Debt, unless the aggregate principal amount of all such secured Certain Debt (plus the amount of all Attributable Debt which is not excluded as described below under “—Restriction on Sale and Leaseback Transactions”) would not exceed 10% of Consolidated Net Assets.

This restriction will not apply to, and there will be excluded from secured Certain Debt in any computation of the above restriction, Certain Debt secured by:

(a) Mortgages on property (including any shares of capital stock or Certain Debt) of any Person existing at the time such Person becomes a Restricted Subsidiary;

(b) Mortgages in favor of Avnet or a Restricted Subsidiary;

(c) Mortgages in favor of governmental bodies to secure progress, advance or other payments;

(d) Mortgages on property, shares of capital stock or Certain Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction or improvement Mortgages which are entered into within 180 days after the acquisition of such property, shares or Certain Debt or, in the case of real property, within 180 days after the later of:

•	the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property; and

•	the commencement of commercial operations on such property;

(e) mechanics’ and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith;

(f) Mortgages arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or to the exercise of any privilege, franchise or license;

(g) Mortgages for taxes, assessments or government charges or levies which are not then due or, if delinquent, are being contested in good faith;

(h) Mortgages (including judgment liens) arising from legal proceedings being contested in good faith;

(i) Mortgages existing at the original issuance date of the notes; and

(j) any extension, renewal or refunding of any Mortgage referred to in the clauses (a) through (i) above.

Restriction on Sale and Leaseback Transactions

Avnet covenants in the notes, for the benefit of the noteholders, that Avnet will not itself, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction involving any Principal Property, unless after giving effect thereto the aggregate amount of all Attributable Debt with respect to all such transactions (plus the aggregate principal amount of all secured Certain Debt which is not excluded as described above under “—Restriction on Secured Debt”) would not exceed 10% of Consolidated Net Assets.

This restriction will not apply to, and there will be excluded from Attributable Debt in any computation of the above restriction, any sale and leaseback transaction if:

•	the lease is for a period, including renewal rights, of not in excess of three years;

•	the sale or transfer of the Principal Property is made within 180 days after its acquisition or within 180 days after the later of:

(1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property; and

(2) the commencement of commercial operations thereon;

•	the transaction is between Avnet and a Restricted Subsidiary, or between Restricted Subsidiaries;

•	Avnet or a Restricted Subsidiary would be entitled to incur a Mortgage on such Principal Property pursuant to clauses (a) through (j) above under “—Restriction on Secured Debt”; or

•	Avnet or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of Avnet ranking on a parity with or senior to the notes or Funded Debt of a Restricted Subsidiary, or to the purchase of other property which will constitute a Principal Property having a fair market value at least equal to the fair market value of the Principal Property leased, an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value (as determined by Avnet’s board of directors) of the Principal Property leased at the time of entering into such arrangement (as determined by the board of directors).

Restriction on Mergers and Consolidations

Avnet covenants in the notes, for the benefit of the noteholders, that it will not consolidate with or merge into any other Person, or sell, convey, transfer or lease all or substantially all of its assets unless:

•	Avnet is the continuing entity or the successor Person is a Person organized under the laws of the United States (including any state thereof and the District of Columbia) and assumes Avnet’s obligations under the notes and under the indenture; and

•	after giving effect to such transaction, no default or event of default under the indenture has occurred or is continuing.

Although there is a limited body of case law interpreting the term “substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, in the event the holders of notes attempt to declare an event of default under the indenture and exercise their acceleration rights under the indenture and we contest such action, there can be no assurance of how a court interpreting applicable law would interpret the phrase. It also may be difficult for holders of notes to declare a completed default under the indenture and exercise their acceleration rights.

Definitions

“Attributable Debt” means, as to any particular lease, the greater of:

•	the fair market value of the property subject to the lease (as determined by Avnet’s board of directors); or

•	the total net amount of rent required to be paid during the remaining term of the lease, discounted by the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semi-annually.

“Consolidated Net Assets” means total assets after deducting all current liabilities as set forth in the most recent balance sheet of Avnet and its consolidated Subsidiaries and computed in accordance with GAAP.

“Funded Debt” means:

•	all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the determination is made, or having a maturity of twelve months or less but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower; and

•	rental obligations payable more than twelve months from such date under leases which are capitalized in accordance with GAAP (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included as an asset for purposes of the definition of Consolidated Net Assets).

“GAAP” means generally accepted accounting principles in the United States of America (including, if applicable, International Financial Reporting Standards) as in effect from time to time.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any plant, facility or warehouse owned at the original issuance date of the notes or thereafter acquired by Avnet or any Restricted Subsidiary of Avnet which is located within the United States and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date of determination exceeds 2% of Consolidated Net Assets, other than:

•	any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code, as amended (referred to herein as the “Code”) (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States);

•	any property which, in the opinion of our board of directors, is not of material importance to the total business conducted by Avnet and its consolidated Subsidiaries as an entirety; or

•	any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

“Restricted Subsidiary” means a Subsidiary of Avnet (1) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, and (2) which owns a Principal Property.

“Subsidiary” means any corporation or other Person more than 50% of the outstanding Voting Stock (measured by voting power rather than number of shares) of which at the date of determination is owned, directly or indirectly, by Avnet and/or by one or more other Subsidiaries.

“Voting Stock” means capital stock (or equivalent equity interests) of a Person of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock (or equivalent equity interests) of any other class or classes has or might have voting power upon the occurrence of any contingency).

Events of Default

The following are events of default with respect to the notes:

(1) a default in the payment of interest on the notes when it becomes due and payable, and a continuance of such default for a period of 30 calendar days;

(2) a default in the payment of the principal on the notes when it becomes due and payable;

(3) a default in the performance, or breach, of any other covenant or warranty in the indenture and the continuance of such default or breach for 90 days after notice; and

(4) certain events of bankruptcy, insolvency or reorganization.

If an event of default (other than an event of default specified in clause (4) above), occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the notes of the affected series then outstanding may declare the principal amount of the notes of such series and the accrued and unpaid interest thereon, if any, to be due and payable immediately. If an event of default specified in clause (4) above occurs and is continuing, the principal amount of the notes and the accrued and unpaid interest, if any, thereon will automatically become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

At any time after a declaration of acceleration with respect to the notes of any series has been made and before a judgment or decree for payment of the money due has been obtained, a majority in principal amount of all the notes of that series may rescind and annul the declaration and its consequences if:

(1) Avnet has paid or deposited with the trustee a sum sufficient to pay:

(a) all overdue installments of interest on the notes of the series;

(b) the principal of and premium, if any, on any notes of the series which have become due otherwise than by acceleration and interest thereon at the prescribed rates, if any, set forth in such notes;

(c) interest on overdue interest (to the extent allowed by law) at the prescribed rates, if any, set forth in such notes; and

(d) all amounts due to the trustee under the indenture, including the reasonable compensation, expenses, disbursements, and advances of the trustee and its agents and counsel; and

(2) any other event of default under the indenture with respect to the notes of that series (other than the nonpayment of principal that has become due solely by declaration of acceleration) has been cured or waived as provided in the indenture.

The indenture provides that the trustee will, within 90 days after the occurrence of a default known to it, give the affected holders of notes notice of all uncured defaults known to it (the term “default” meaning the events of default specified above without grace periods). However, except in the case of default in the payment of principal of or interest on the notes, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the affected holders of the notes. In addition, the trustee is not required to provide notice of an event of default to the affected holders of notes specified in clause (3) above until at least 30 days after the event of default occurs.

Avnet must furnish to the trustee annually a statement by certain officers of Avnet certifying that there are no defaults or specifying any default.

The holders of a majority in principal amount of the outstanding notes have the right, with certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes, and to waive certain defaults with respect thereto.

The indenture provides that, if an event of default occurs and is continuing, the trustee will exercise its rights and powers under the indenture, and use the same degree of care and skill in exercising the same, as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes unless they have offered to the trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request.

Modification of the Indenture and Notes

Without the consent of or notice to any holders of the notes, we and the trustee may modify or amend the indenture or the notes for any of the following purposes:

•	evidence the succession of another person to us and the assumption by any such successor of the covenants in the indenture and in the notes;

•	add to the covenants of Avnet for the benefit of the holders of the notes or to surrender any right or power herein conferred upon Avnet;

•	add any additional events of default;

•	add to or change any of the provisions of the indenture to such extent as may be necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of the notes in uncertificated form;

•	to add to, change, or eliminate any of the provisions of the indenture in respect of one or more series of notes, provided that any such addition, change, or elimination (i) will neither (A) apply to any notes of any series created prior to such addition, change or elimination and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such notes with respect to such provision or (ii) will become effective only when there are no such notes outstanding;

•	to establish the form or terms of notes of any series as permitted under the indenture;

•	evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the notes and to add to or change any of the provisions of the indenture as may be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee; or

•	cure any ambiguity, to correct or supplement any provision of the indenture or the notes which may be defective or inconsistent with any other provision of the indenture or the notes, or to make any other provisions with respect to matters or questions arising under the indenture or the notes, provided that such action will not adversely affect the interests of the holders of the notes in any material respect.

With certain exceptions, the indenture and the notes may be modified or amended with the consent of the holders of not less than a majority in principal amount of the notes affected by the modification or amendment.

However, no such modification or amendment may be made, without the consent of the holder of each note affected, which would:

•	change the stated maturity of the principal of the notes;

•	reduce the principal amount on the notes or the rate of interest thereon or any premium payable upon the redemption of the notes;

•	change any place of payment where, or the coin or currency in which, any note or the interest or any premium thereon is payable;

•	impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of a redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the notes, the consent of holders of which is required to modify or amend the indenture or the notes, or the consent of the holders of which is required for any waiver (of compliance with certain provisions of the indenture subsection or certain defaults therein and their consequences) provided in the indenture; or

•	modify any of the provisions under “—Modification of the Indenture and Notes” or “—Events of Default” above, except to increase the percentage in principal amount of holders required under any such provision or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Defeasance and Discharge

The indenture provides that Avnet may elect either (i) to terminate its obligations under the indenture, and will be deemed to have been discharged from, any and all of its obligations in respect of the notes (except for certain obligations to register the transfer or exchange of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and hold monies for payment in trust and to pay the principal of, and any premium or the interest on the notes), which we refer to as legal defeasance, or (ii) to be released from its obligations with respect to certain covenants applicable to the notes, including consolidations and mergers and bankruptcy and insolvency events, and any omission to comply with such obligations will not constitute an event of default with respect to the notes, which we refer to as covenant defeasance.

In order to exercise either legal defeasance or covenant defeasance with respect to any outstanding series of notes issued under the indenture:

•	Avnet must have irrevocably deposited or caused to be deposited with the trustee, in trust, an amount of money and/or U.S. government obligations (which are defined in the indenture and principally consist of obligations of, or guaranteed by, the United States) or a combination thereof, in each case sufficient, without reinvestment, in the opinion of an independent firm of certified public accountants, to pay and discharge the principal of and any premium and the interest on the notes on the maturity date or on any earlier date on which the notes may be subject to redemption and has given the trustee irrevocable instructions satisfactory to the trustee to give notice to the noteholders of the redemption of the notes, all in accordance with the terms of the indenture and the notes;

•	Avnet must deliver to the trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred. In the case of legal defeasance, the opinion must refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the indenture;

•

Avnet must deliver to the trustee (i) an officer’s certificate to the effect that the notes, if then listed on any securities exchange, will not be delisted solely as a result of such deposit, and (ii) an officers’

certificate and an opinion of counsel, each stating that all conditions precedent with respect to such legal defeasance or covenant defeasance have been complied with;

•	no default or event of default must have occurred and be continuing and, no default relating to bankruptcy or insolvency must have occurred and be continuing at any time on or before the 90th day after the date of such deposit, it being understood that this condition will not be deemed satisfied until after the 90th day;

•	the legal defeasance or covenant defeasance must not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all notes are in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance must not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Avnet is a party or by which it is bound; and

•	the legal defeasance or covenant defeasance must not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under the Act or exempt from registration.

Depositary, Global Notes

Notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as nominee of DTC.

Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. An owner of beneficial interests may hold its interests in the global notes directly through DTC if such owner is a participant in DTC, or indirectly through organizations which are direct DTC participants if such owner is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. You may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names; and

•	will not be considered holders of the global notes.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, any premium and interest in respect of the global notes to Cede & Co., as nominee of DTC, as the registered owner of the global notes. None of us, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with DTC’s customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

Neither we nor the trustee (nor any registrar or paying agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the settlement of securities transactions among DTC participants through electronic computerized book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any of either’s respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global notes.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Euroclear and Clearstream

You may hold interests in the global notes through Euroclear or Clearstream, in each case, as a participant in DTC.

Euroclear and Clearstream will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream on the books of their respective depositaries, which will, in turn, hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the notes made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems may change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Limited Liability of Certain Persons

The indenture provides that none of our past, present or future incorporators, stockholders, directors, officers or employees, or of any successor corporation or any of our affiliates, shall have any personal liability in respect of our obligations under the indenture or the notes by reason of his, her or its status as an incorporator, stockholder, director, officer or employee. Each holder of the notes, by accepting a note, waives and releases all such liability. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that any such waiver is against public policy.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent and registrar with regard to, and will also serve as DTC’s custodian for, the notes. The trustee and/ or its affiliates currently, and may from time to time in the future, provide banking and other services to us in exchange for a fee.

The indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain limitations on the rights of the trustee, as our creditor, to obtain payment of claims, or to realize on certain property received in respect of any claim, as security or otherwise under certain circumstances. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with Avnet and its affiliates; however, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate that conflict or resign.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes by a beneficial owner of notes that, for U.S. federal income tax purposes, is not a “U.S. Holder” as defined below (a “Non-U.S. Holder”). This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Code, Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus supplement and all of which are subject to change, possibly on a retroactive basis. The tax considerations of purchasing, owning or disposing of notes could differ from those described below. This summary deals only with purchasers who purchase notes at their “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money, and who hold notes as “capital assets” within the meaning of Section 1221 of the Code. This summary does not deal with persons in special tax situations, such as financial institutions, insurance companies, partnerships and their partners, tax-exempt investors, dealers in securities and currencies, U.S. expatriates or persons holding notes as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws, the tax laws of any U.S. state or locality, or any non-U.S. tax laws.

You should consult your tax advisor regarding the application of the U.S. federal, state and local income tax laws to your particular situation and the consequences of U.S. federal estate or gift tax laws and tax treaties.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the U.S. federal income tax treatment of owning the notes.

For purposes of this discussion, any interest income and any gain realized on the sale, exchange, retirement or other taxable disposition of a note will be considered “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a trade or business in the United States and (ii) if a tax treaty applies, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Characterization of the Notes

In certain circumstances, if the rating on the notes changes, we may be obligated to pay additional interest on the notes. See “Description of the Notes—Interest Rate Adjustment.” Under applicable Treasury regulations, if a debt instrument provides for alternative payment schedules applicable upon the occurrence of a contingency, if the timing and amount of the payments that comprise each payment schedule are known as of the issue date, and if one of such schedules is significantly more likely than not to apply, the yield and maturity of the debt instrument are determined by assuming that the payments will be made according to that payment schedule. We intend to take the position that it is significantly more likely than not that interest payments on the notes will be made at the original issue interest rates and that no additional interest will be paid. Therefore, we do not intend to treat the potential payment of additional interest as part of the yield to maturity of the notes. Our determination is not, however, binding on the Internal Revenue Service (“IRS”), which could challenge this position. You should consult your own tax advisor in this regard.

Treatment of Interest

Subject to the discussion of the Foreign Account Tax Compliance Act (“FATCA”) and backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of payments of interest on the notes if each of the following requirements is satisfied:

•	the interest is not effectively connected with the conduct of a trade or business in the United States.

•	the Non-U.S. Holder provides the applicable withholding agent with a properly completed IRS Form W-8BEN or W-8 BEN-E (or successor form), or an appropriate substitute form, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person. If a note is held through a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (1) the Non-U.S. Holder provides such a form to the organization or institution and (2) the organization or institution, under penalties of perjury, certifies to the applicable withholding agent that it has received such a form from the beneficial owner or another intermediary and furnishes the applicable withholding agent with a copy thereof.

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of Avnet’s stock.

•	the Non-U.S. Holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to Avnet.

If all of these conditions are not met, a 30% U.S. withholding tax will apply to payments of interest on the notes unless either (1) an applicable income tax treaty reduces or eliminates such tax or (2) the interest is U.S. trade or business income (as defined above) and, in each case, the Non-U.S. Holder complies with applicable certification requirements. In the case of the second exception, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such interest income on a net income basis in the same manner as a U.S. Holder. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax at a 30% rate (or any lower applicable tax treaty rate) on such income. Special certification procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. Avnet urges Non-U.S. Holders to consult their tax advisors for information on the impact of these regulations.

Treatment of Disposition of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a Non-U.S. Holder will generally recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of property received (except to the extent such cash or property is attributable to accrued but unpaid interest, the treatment of which is described above) and (2) the Non-U.S. Holder’s adjusted tax basis in the note. A Non-U.S. Holder’s adjusted tax basis in a note will generally equal the amount the Non-U.S. Holder paid for the note.

Subject to the discussion of FATCA and backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale, exchange, retirement or other taxable disposition of a note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

•	the gain is U.S. trade or business income (as defined above).

An individual who is described only in the first bullet point above will be subject to U.S. federal income tax at the rate of 30% (or any lower applicable tax treaty rate) on any gain recognized, which may be offset by U.S. source capital losses (even though such individual is not considered a resident of the United States).

In the case of the second bullet point above, the Non-U.S. Holder generally will be subject to U.S. federal income tax on any gain recognized at the applicable graduated U.S. federal income tax rates in the same manner as a U.S. Holder. In addition, a corporation may be subject to a branch profits tax at a 30% rate (or any lower applicable tax treaty rate) on any such gain that is U.S. trade or business income.

Foreign Account Tax Compliance Act

FATCA imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on interest on, and gross proceeds from the sale or other disposition of, notes if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

Different rules than those described above may apply to Non-U.S. Holders resident in jurisdictions that have entered into intergovernmental agreements with the United States.

Pursuant to the delayed effective dates provided for in the final Treasury regulations and other administrative guidance, the required withholding currently applies to interest on the notes and will apply beginning on January 1, 2019, with respect to gross proceeds from a sale or other disposition of the notes.

If withholding is required under FATCA on a payment related to the notes, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Backup Withholding and Information Reporting

Information statements generally will be required to be provided to Non-U.S. Holders and the IRS reporting interest paid with respect to the notes. Payments of the proceeds of the sale or other disposition of the notes to Non-U.S. Holders may also be subject to information reporting unless the Non-U.S. Holder complies with certain certification procedures or otherwise establishes an exemption. Such payments of interest or disposition proceeds may also be subject to backup withholding (currently at a rate of 28%) unless the Non-U.S. Holder is able to establish its exemption from backup withholding (generally through the provision of an IRS Form W-8BEN or W-8 BEN-E.)

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of notes under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is provided to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only; it is not tax advice. You should consult your own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of Avnet’s notes, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and MUFG Securities Americas Inc. are joint book-running managers for the offering, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase from us, and we have agreed to sell to each underwriter, the principal amount of notes listed opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement:

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$120,000,000
J.P. Morgan Securities LLC	30,000,000
MUFG Securities Americas Inc.	30,000,000
Scotia Capital (USA) Inc.	22,500,000
BNP Paribas Securities Corp.	16,500,000
Mizuho Securities USA Inc.	16,500,000
U.S. Bancorp Investments, Inc.	16,500,000
HSBC Securities (USA) Inc.	12,000,000
PNC Capital Markets LLC	12,000,000
SMBC Nikko Securities America, Inc.	12,000,000
Wells Fargo Securities, LLC	12,000,000

Total	$300,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.350% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial public offering, the underwriters may change the offering price and other selling terms.

We estimate that our transaction expenses related to this offering, excluding the underwriting discounts, will be approximately $600,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes or that an active trading market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby that the underwriters will engage in any of those transactions or of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and if they engage in these activities, they may end any of these activities at any time without notice.

The underwriters and/or their affiliates have provided and in the future may continue to provide investment banking, commercial banking and/or other financial services, including the provision of Avnet’s and its subsidiaries’ credit facilities, to us in the ordinary course of business for which they have received and may receive customary compensation. Wells Fargo, National Association, the trustee, is also a lender under our credit facilities and an affiliate thereof is an underwriter.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc., BNP Paribas Securities Corp., Mizuho Securities USA Inc., PNC Capital Markets LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC have commitments under Avnet’s and its subsidiaries’ senior unsecured revolving and term loan credit facilities, and affiliates of J.P. Morgan Securities LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC and SMBC Nikko Securities America, Inc. have commitments under Avnet’s accounts receivable securitization program. Consequently, the underwriters may receive a portion of the net proceeds of this offering due to the use of certain of such proceeds to repay amounts outstanding under Avnet’s and its subsidiaries’ senior unsecured revolving and term loan credit facilities and/or Avnet’s accounts receivable securitization program. See “Use of Proceeds” in this prospectus supplement.

Selling Restrictions

The notes may be offered and sold in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

European Economic Area

Each underwriter has represented and agreed that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Member State other than:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Member State.

United Kingdom

In the United Kingdom, this prospectus supplement and the accompanying prospectus and any material in relation to the notes described herein are only being distributed to, and are only directed at, persons who are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals within the meaning set out in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would be otherwise lawful to distribute them (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. This prospectus supplement and accompanying prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement and the accompanying prospectus or any of their respective contents.

Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for Avnet by Michael McCoy, Esq., its Assistant General Counsel and Corporate Secretary, and Covington & Burling LLP, Washington, D.C. The validity of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule of Avnet, Inc. and subsidiaries as of July 2, 2016, and June 27, 2015, and for each of the years in the three-year period ended July 2, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of July 2, 2016, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

AVNET, INC.

DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

WARRANTS

DEPOSITARY SHARES

PURCHASE CONTRACTS

UNITS

Avnet, Inc. may from time to time offer to sell, together or separately, debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts or units. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Avnet’s common stock is listed on the New York Stock Exchange under the symbol “AVT.”

Investing in our securities involves a number of risks. See “Risk Factors” on page 3 before you make your investment decision.

We may offer securities through an underwriting syndicate managed or co-managed by one or more underwriters or dealers, through agents or directly to purchasers. If required, the prospectus supplement for each offering of securities will describe the plan of distribution for that offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities being registered hereby are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then any offer of such securities through this prospectus and the applicable supplement does not extend to you. The information contained in this document speaks only as of the date of this document and any information contained in a document incorporated by reference is accurate only as of the date of that incorporated document, unless the information specifically indicates that another date applies.

The date of this prospectus is November 13, 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. We may use this prospectus to sell any one or a combination of the securities described in this prospectus from time to time.

The types of securities that we may offer and sell from time to time pursuant to this prospectus are:

•	debt securities;

•	common stock;

•	preferred stock;

•	warrants;

•	depositary shares;

•	purchase contracts; and

•	units consisting of any of the securities listed above.

This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which will be delivered with this prospectus, specific information about the offering and the terms of the particular securities offered. The prospectus supplement may also add, update or change the information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and the accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

For more detailed information about the securities, you may also read the exhibits to the registration statement. Those exhibits may be filed with the registration statement or incorporated by reference to our earlier SEC filings or in subsequent filings that we may make with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through subsequent filings we make with the SEC that are incorporated by reference into the registration statement of which this prospectus is a part or by any other method as may then be permitted under applicable law, rules or regulations.

When used in this prospectus, the terms “Avnet, Inc.,” the “Company,” “we,” “our” and “us” refer to Avnet, Inc. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about us and the securities we may issue not included within this prospectus. We also file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect the registration statement, these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies of such information from the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

The registration statement and our annual, quarterly and current reports, proxy statements and other information are also made available free of charge on our investor relations website http://ir.avnet.com/, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. Important information, including financial information, analyst presentations, financial news releases, and other material information about us is routinely posted on and accessible at http://ir.avnet.com/. The material posted on and accessible through our website is not part of this prospectus or any applicable prospectus supplement. You can also inspect our SEC filings at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus and any information we file later with the SEC will automatically update and supersede any inconsistent information in this prospectus and in our other SEC filings. We hereby incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) and all documents subsequently filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and, in the case of any particular offering of securities, before the termination of such offering:

•	our Annual Report on Form 10-K for the fiscal year ended June 27, 2015;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2015;

•	our Current Report on Form 8-K filed on August 14, 2015; and

•	the description of our common stock set forth in our registration statement for such common stock filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings at no cost by writing or telephoning us at the following address and telephone number:

Corporate Secretary

Avnet, Inc.

2211 South 47th Street

Phoenix, Arizona 85034

(480) 643-2000

You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone else to provide you with additional or different information.

THE COMPANY

We are a global value-added distributor of electronic components, enterprise computer and storage products, IT solutions and services and embedded subsystems. We create a vital link in the technology supply chain that connects the world’s leading electronic component and computer product manufacturers and software developers with a global customer base of original equipment manufacturers, electronic manufacturing services providers, original design manufacturers, systems integrators, independent software vendors and value-added resellers. We distribute electronic components, computer products and software, as received from our suppliers or through a customized solution, and we offer assembly and other value-added services. In addition, we provide engineering design, materials management and logistics services, system integration and configuration and supply chain services customized to meet specific requirements of customers and suppliers.

Our principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (480) 643-2000.

RISK FACTORS

Investing in our securities involves risks. Before you invest in our securities, you should carefully consider the risk factors described in our most recent Annual Report on Form 10-K, in subsequently filed Quarterly Reports on Form 10-Q and in any applicable prospectus supplement, as well as the risks described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and cautionary notes regarding forward-looking statements included or incorporated by reference herein, together with all other information included or incorporated by reference in this prospectus and any applicable prospectus supplement. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

USE OF PROCEEDS

Unless the applicable prospectus supplement indicates otherwise, we intend to use net proceeds from the sale of the securities for our general corporate purposes, which may include the refinancing of existing debt, capital expenditures, acquisitions, repurchases of our common stock, and working capital. We may temporarily invest funds that are not immediately needed for these purposes in short-term securities.

DESCRIPTION OF SECURITIES

We will describe the material terms of any securities to be offered in one or more supplements to this prospectus. Debt securities offered under this prospectus will be governed by a document called an “Indenture.” Unless we specify otherwise in the applicable prospectus supplement, the debt securities will be issued under an Indenture, dated as of June 22, 2010, between us and Wells Fargo Bank, National Association, which acts as Trustee. In addition to the material terms of the Indenture described in the applicable prospectus supplement, you are urged to review the Indenture, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a number of direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

Sale Through Underwriters or Dealers

If we use underwriters or dealers in the sale of offered securities, such underwriters or dealers will acquire the securities for their own account. The underwriters or dealers may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase the securities will be subject to certain conditions. The underwriters or dealers will be obligated to purchase all the securities of the series offered if any of the securities are purchased. The underwriters or dealers may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

Sale Through Agents

We may sell offered securities through agents designated by us. Unless indicated in the applicable prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

Direct Sales

We may also sell offered securities directly to the public. In this case, no underwriters or agents would be involved.

Sale Through the Internet

We may from time to time offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

Such a bidding or ordering system may present to each bidder, on a real-time basis, relevant information to assist the bidder in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. Typically the clearing spread will be indicated as a number of basis points above an index treasury note. Other pricing methods may also be used. Upon completion of such an auction process, securities will be allocated based on prices bid, terms of bid or other factors.

The final offering price at which securities would be sold and the allocation of securities among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of Internet auction or pricing and allocation systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of securities. The specific rules of such an auction would be distributed to potential bidders in an applicable prospectus supplement.

If an offering is made using such bidding or ordering system you should review the auction rules, as described in the applicable prospectus supplement, for a more detailed description of such offering procedures.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, dealers or agents, and describe their compensation, in the applicable prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

VALIDITY OF SECURITIES

The validity of any offered securities will be passed upon for the Company by Michael McCoy, Assistant General Counsel and Corporate Secretary. Mr. McCoy is the beneficial owner of shares of our common stock. Certain legal matters with respect to the offered securities will be passed upon for the underwriters, dealers or agents, if any, by their counsel.

EXPERTS

The consolidated financial statements and financial statement schedule of Avnet, Inc. and subsidiaries as of June 27, 2015, and June 28, 2014, and for each of the years in the three-year period ended June 27, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of June 27, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.